Invest in nedl (as in, "the haystack")

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Have your own live radio show — in seconds!

NEDL.COM SANTA MONICA CALIFORNIA





We believe in The First Amendment and that there's no use in having the right to speak freely if no one hears you. Unfortunately, algorithms used by search companies and social media limit information people can discover in the name of curation-- and only a fraction of people (determined by Facebook) ever see their friend's posts. We can do better.

Ayinde Alakoye Founder, CEO @ nedl (as in, "the haystack")



Why you may want to invest in us...

1. This founder created the company that built the original iheartradio app for Clear Channel in 2007
2. Today, demand for communication, connection, and income-generating technology is at an all-time high
3. Join the movement to democratize access to information and the microphone itself.

The founder

MAJOR ACCOMPLISHMENTS



Ayinde Alakoye
Founder, CEO
Girldad, Keynote Speaker, TechCrunch Contributor, Former Presidential Candidate Barack Obama Speechwriter, Original "iheartradio" App Creator



In the news

Los Angeles Business Journal · Forbes · The Webby Awards · b · Entrepreneur · iDownloadBlog

Downloads

go live radio show.png

Making it possible for everyone to have their own live radio show.

nedl (as in, "the haystack") is an app that allows you to create your own live broadcast show — in 90 seconds. Share your link. Listeners tune in automatically — no app download necessary.


nēdl
Find voices.
Be heard.
www.nedl.com
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The problem


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It's never been easier to publish content, and...
It's never been harder to be discovered.
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Our solution




nēdl lets audio creators amplify, monetize, and transcribe their words in real-time.
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How it works


Search Live Audio Like the Web
Find Live News, Sports, and Talk
Create Your Own Broadcast
Get Tips for nēdlcasting
nēdl
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Our secret sauce


But, nēdl is more than just an app...
It's a "Private Broadcast" creation and listening platform with friction-less sharing.
Audiences Listen via Web or Smart Speaker and can Subscribe to SMS Alerts-- all without downloading an app.
CREATE
ANDROID APP ON Google play
Download on the App Store
@JONNYCPRICE
amazon alexa
androidauto
nēdl
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Better yet — nedl is for everyone!



Endless
Audio Possibilities
Influencers
Charlize Theron
Going live to support causes with fundraisers and awareness campaigns
Voice Actors, Podcasters & Creators
Content Creators
Promoting their brands, expanding their audiences with live content
Freelance Journalists, Writers, Twitterverse
@DanRather
Opt-in Live Breaking News coverage from Dan Rather right to your Air Pods
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Business model

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nēdl is absolutely FREE to listen
Search Live Audio Like the Web
Create Your Own Broadcast
Find Live News, Sports, and Talk
Get Tips for nēdlcasting
nēdl
For users who want to broadcaster themselves,
Subscription Pricing starts at $1.99 after a 1-Month FREE trial:
$1.99
$14.99
$199
$399
100 Minutes
500 Minutes
Unlimited
Unlimited with Recording
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Milestones

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Financing and Milestones
$1M for 7%
Q4 2018
Seed I
$1M achieved:
Distribution: iOS, React Native, Android, Android Auto, Alexa, Web
+120K stations/ 350K podcasts
1.4M In-App Searches of Live Content
Secured IP (Domestic, Internat'l)
Achieved Sustained $.21 CPI
Q2 2020
Seed II
$1M to:
Market to B2B
Prove Consumer and B2B Marketing Channels
Subscriptions $1.2M ARR
Onboard Influencers
Q1 2021
Series A
Audio ads/ Audio logos
"Rad-words" -- Real-time Search Display Ads (RTB)
Machine Learning Data
Monetize While You Speak
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What nedl Means to the COVID-19 Era

Live Product Demo

We started this company to give a voice to the voiceless by democratizing access to

information and the microphone itself. In a world where many of us are confined to our homes as we do our part to "flatten the curve," more than ever, people need to be able to communicate while social distancing, express themselves, and have the ability to earn money from home. That's what nedl is. A no friction way to amplify the voices of audio creators, teachers, actors, community leaders, elected officials and yes, celebrities.

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

We give users their own worldwide live radio show that's sharable to anyone, searchable in real-time by the words that they say, and monetized by tips that we call, "Hay." nedl is the app where you can Find Voices and Be Heard.

Where will your company be in 5 years? ⌄

We want nedl to be a household name for when anyone wants to find live audio about any person or headline.

Why did you choose this idea? ⌄

We believe in The First Amendment and that there's no use in having the right to speak freely if no one hears you. Unfortunately, algorithms used by search companies and social media limit information people can discover in the name of curation-- and only a fraction of people (determined by Facebook) ever see their friend's posts. We can do better.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

The pandemic has emphasized the need for individuals to gather virtually, connect, express themselves, share information, find entertainment, and for many, generate new income streams.

Although video seemed dominant, more and more people are experiencing a new biological phenomenon known as "Zoom Fatigue" and even more are searching for new content to discover or ways to be discovered.

nedl amplifies the voices of live audio creators. Whether they are worship leaders, business professionals wanting to connect with their teams privately, or podcasters, there's never been a better time for users to start their own streams with at least 200M Americans and more international as a captive audience.

How far along are you? What's your biggest obstacle? ⌄

We've invested a great deal of time and capital in creating and testing our product. Now with the information we've gathered, we're ready to perform some tweaks to the offering to grow our user base.

Who competes with you? What do you understand that they don't? ⌄

There's an Asian-based company that has a live audio broadcast product and is targeting a slightly different audience in a different way. We believe our live speech search technology and our Radio Broadcast vision give us distinct advantages in not only the way we present our product to consumers but also in the way we go about gaining market share.

How will you make money? ⌄

We'll generate revenue in two phases. In Phase 1, where we are today, we'll sell "Hay" (the way users tip our live hosts). We'll focus on revenue from Hay and Audio Ads (it's free to listen). In Phase 2, revenue will come from our own in-house ad platform rather than rely on third-party advertising (Audio/Display Ads) and Hay.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

For us to succeed we need to develop our new solution quickly and foster great relationships among tastemakers. We'll need to build-up grassroots support to ensure that talent, families, small teams, and organizations are trying our product and coming back again and again.

What makes nedl different from YouTube Live, Instagram Live, Periscope, or other live social media platforms? ⌄

nedl enjoys all the advantages of being audio-only (lower bandwidth for better connections, no need for hosts to wear make-up or fuss with lighting/camera angles, and the ability for listeners to multitask), transcribes users words in real-time and lets them earn money via Hay. nedlcasts are searchable as-they-happen - by the words that are being said and require no app download for followers to tune-in and listen.

What makes nedl different from podcasts? ⌄

nedl is a live interactive podcast where both listeners and hosts help to make the content what it is- in real-time. nedl eliminates the discovery problem for podcasters because the live nature of the audio creates demand and FOMO for each broadcast. Additionally, unlike a podcast, new audiences don't have a learning curve - followers can simply tap the link to listen instantly.